

Mail Stop 3720

February 26, 2010

Mr. Mark D. Severini
Chief Executive Officer and Principal Financial Officer
Modavox, Inc.
43 West 24th Street, Suite 11B
New York, NY 10011

> **RE: Modavox, Inc.**
> **Form 10-K for the year ended February 28, 2009**
> **Filed June 15, 2009**
> **Form 10-Q for the quarterly period ended November 30, 2009**
> **Filed January 19, 2010**
> **File No. 333-57818**

Dear Mr. Severini:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K filed June 15, 2009

Market for Common Equity and Related Stockholder Matters, page 27

1. With respect to each sale of unregistered securities, disclose the date of sale and amount of securities sold, and state the facts relied upon to make the relevant exemption from registration available. See Item 701 of Regulation S-K.

Management's Discussion and Analysis…, page 31

2. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely

to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide, to the extent practicable, a reasonably detailed and quantitative analysis of all known material trends or uncertainties. For example, we note your statement on page 32 that you have not yet developed a sales infrastructure, distribution and fulfillment strategy to allow you to project sustainable growth and profitability from the Interactive Products Division. Please provide management's assessment of when you will be able to generate increased revenues from this division. We also note that you attribute a "large percentage" of your increased selling, general and administrative expenses to your pending litigation. Please provide more detailed information regarding the portion of such expenses attributable to your litigation and the nature of the other selling, general and administrative expenses. These are just examples.

Liquidity and Capital Resources, page 34

3. We note your statement that your current liquidity is not adequate to fund your current operations without supplemental funds from sales of equity. However, you also state that you believe you believe you will have sufficient cash flow from operations and financing activities to continue for the next twelve months and to implement your growth strategy. Revise your disclosure to provide a more detailed discussion of your plans to meet both your short-term and long-term liquidity needs. Such disclosure should specifically identify the costs associated with your growth strategy and the nature of the discussions you have had with warrant holders and prospective financing sources to obtain supplemental funds from the sales of equity. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Committees of the Board of Directors, page 43

4. Identify each of the members of your compensation committee and corporate governance and nominating committee. See Item 407(b) of Regulation S-K.

Item 11 – Executive Compensation, page 44

5. Provide compensation information for two fiscal years. See Item 402(n)(1) of Regulation S-K.

6. Please note that the Total Compensation column (column j) should reflect the sum of all amounts reported in columns (c) through (i). It appears that you have not included the dollar value of the options award in your total. See Item 402(n)(2)(x) of Regulation S-K.

7. Please explain in your response the reduction in compensation reflected in the "All Other Compensation" column for Mr. Ide. Include narrative disclosure, where material, of items included under "All Other Compensation." See Item 402(o)(7) of Regulation S-K.

8. Provide narrative disclosure regarding the terms of the options awarded to your named executive officers, including but not limited to the date of exercisability and any conditions to exercisability. See Item 402(o)(4) of Regulation S-K.

9. We note your reference to a salary of $35,000 "plus commission" for Mr. Spenard in 2009. Any commission or similar payments should be clearly disclosed.

Exhibits

10. Please file your articles of incorporation and bylaws as exhibits to your Form 10-K for the fiscal year ended February 28, 2010. See Item 601(b)(3) of Regulation S-K.

Exhibit 31.1

11. The certification provided by Mr. Severini and filed as exhibit 31.1 omits the introductory language in paragraph four that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting. In future filings please include this language. See Item 601(b)(31) of Regulation S-K.

Form 10-Q filed January 19, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

12. We note the disclosure regarding your disposition of the Internet Radio operations and the anticipated resulting reduction in your expenses. Please revise your disclosure in future filings to provide management's assessment of the impact such disposition will have on your revenues. We note that revenues from your Interactive Products division were only $30,623 and revenues from the newly-acquired Augme division were only $40,508 during the quarter ended November 30, 2009.

Changes in Internal Controls over Financial Reporting

13. We note your disclosure that "other than as set forth above" there has been no change in the company's internal control over financial reporting during the quarter ended November 30, 2009 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. If applicable, revise your disclosure in future filings to state clearly that there were

changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director